Ossen Innovation Announces First Quarter 2014 Financial Results

To Host Conference call at 8:30 am ET on June 30, 2014

SHANGHAI, June 27, 2014 /PRNewswire-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the three months ended March 31, 2014.

“I am pleased with Ossen’s significant increase in revenue during this quarter” said Dr. Liang Tang, Chairman of Ossen Innovation. “We experienced year over year demand growth for our higher quality and more durable rare earth coated products. Although our margin was impacted by price competition, I am pleased to announce the addition of several new customers who placed large orders in the first quarter of 2014. We are striving to add more customers throughout the year, who continue to be drawn to our products’ superior performance, durability and cost effectiveness, compared to our competitors,” concluded Dr. Tang.

Financial Summary

(in millions ex- EPS)	Q1 2014	Q1 2013	Chg.
Revenue	$28.0	$14.6	+92%
Gross Profit	$2.6	$1.7	+56%
Net Income*	$0.5	$0.1	+550%
EPS	$0.02	$0.004	+400%
Shares Outstanding	19.9	19.9	0%

*Net income attributable to Ossen Innovation Co., Ltd.

First Quarter Ended March 31, 2014 Financial Results

Revenue for the three months ended March 31, 2014 was $28.0 million, up 92% from the same period a year ago. Sales of coated pre-stressed steel materials, including rare earth and zinc coated products, were approximately $26.5 million, up 105.4% compared to approximately $12.9 million in the first quarter of 2013. Sales of plain surface PC strands were $1.5 million for the three months ended March 31, 2014, a decrease of $0.2 million compared to the prior year. The overall increase in revenue was primarily due to increased demand because of our ability to use lower grade raw material for rare earth coated steel products, enabling us to compete on price, as well as the addition of several new customers. The decrease in sales of plain surface products was due to the Company’s strategy to focus more on the sales of rare earth coated products.

Gross profit was $2.6 million, a 56% increase from $1.7 million in the year ago period. Gross margin was 9.4% in the first quarter of 2014, down from 11.6% in the first quarter of 2013. Gross margin was lower primarily due to increased price competition and lower unit pricing of its coated products in the first quarter of 2014, in order to attract new customers.

Selling expenses increased by 146% to $0.1 million due to an increase in sales. General and administrative expenses increased 122% to $1.3 million, primarily due to increased R&D expenses. Operating income was approximately $1.2 million, an increase of 14.4% from the same period a year ago.

Net income attributable to Ossen Innovation Co., Ltd. was $0.5 million in the first quarter of 2014 compared to $0.1 million in the year-ago period. Earnings per share were $0.02 versus $0.00 a year ago. The weighted average diluted shares outstanding were 19.9 million, unchanged from the year-ago period.

Balance Sheet and Cash Flows

Ossen had approximately $26.4 million of cash and restricted cash as of March 31, 2014 compared to $32.9 million at December 31, 2013. Total accounts receivable on March 31, 2014 decreased to $44.2 million from $48.2 million on December 31, 2013. The average accounts receivable days sales outstanding were 142 days for the first quarter of 2014 compared to 152 days for 2013. This decrease was primarily due to improved accounts receivable collection times and increased revenue in the first quarter.The balance of prepayments to suppliers of raw materials was $54.4 million as of March 31, 2014, an increase of $3.8 million compared with December 31, 2013. The increase was mainly due to prepayment for raw materials due to an anticipated increase in future sales. Inventories increased from $18.8 million at December 31, 2013 to $33.9 million at March 31, 2014, primarily due to an increase in raw materials for coated products. Total working capital was $87.1 million at March 31, 2014.

The Company experienced cash outflows from operations of $1.1 million for the three months ended March 31, 2014 as compared to positive cash flows from operations of $9.1 for the same period of 2013. The primary reasons for the cash outflows from operations were an increase in inventories and advances to suppliers, partially offset by an increase in net income and a decrease in accounts receivable.

Cash flow used in financing activities was $0.1 million for the three months ended March 31, 2014 as compared to cash flow used in financing activities of $7.8 million for the same period of 2013. The primary reasons for the decrease in cash used in financing activities was a decrease in the repayment of short-term bank loans and an increase in proceeds from short-term bank loans.

Business Updates and Outlook

On June 16, China’s central bank made a targeted cut in the portion of deposits that banks need to keep on reserve.  It trimmed the rate by half a percentage point for banks that lend to the rural sector and smaller companies. It is consistent with the Chinese central bank’s objective of avoiding big stimulus that had been used in the past. We believe it is a positive signal in support of the economy and we expect that infrastructure spending will be selectively targeted at developing regions in Central and Western China.

The CPC Committee Political Bureau held a meeting on April 25 and discussed the current Chinese economic situation and development. The meeting announced that the government will accelerate the development of railroad in Central and Western China. In addition, currently a number of Development and Reform Commission departments in Western provinces are studying a number of new high speed rail projects, including high speed rail projects from Guiyang to Zhengzhou, from Guiyang to Nanning, from Lanzhou to Yinchuan, from Lanzhou to Xi'an, and from Lanzhou to Taiyuan. We expect these projects should create additional bidding opportunities for us if they are successfully launched by the government.

We note several positive developments in the first part of 2014. Specifically:

•	In February 2014, Ossen was awarded the national title of 'outstanding foreign-invested enterprise.' This prestigious recognition is awarded by the China Association of Enterprises with Foreign Investment, a division of the Ministry of Commerce of the PRC. Separately, Ossen's two new products, 15.24 mm 1860 MPa coated steel strand and 7.0 mm 1670 MPa high performance zinc coated steel wire, received key new products identification from the Jiangxi Provincial Department of Science and Technology.

•	In March 2014, we announced that the Company’s Jiujiang subsidiary, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd., was recently honored as an ‘Innovative Enterprise’ in Jiangxi province. This recognition is awarded by the Jiangxi provincial government. In addition, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. was recognized as a ‘First Class Export Enterprise’ in Jiangxi province by the Jiangxi government agency.

•	In June 2014, we received new sales contracts to supply our coated steel wire for cables used for the construction of five bridges in South Korea, including the Saecheonnyeon bridge, Jangja bridge, Bubal bridge, Daedeok 2nd bridge and Gujeuk bridge. Product delivery is expected in June 2014.

•	In June 2014, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. applied for Major Scientific and Technological Innovation Title in Jiujiang City for the year 2014. It is to develop 5mm series zinc-aluminum rare earth coated bridge cables. Currently Science and Technology Bureau of Jiujiang City has recommended this project to Science and Technology Department of Jiangxi province. If this project is recognized as Major Scientific and Technological Innovation by the Science and Technology Department of Jiangxi province, Ossen (Jiujiang) will receive tax incentives and subsidy from the government.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation First Quarter 2014 Conference Call” or be prepared to utilize the conference ID.

Conference Call	Ossen Innovation First Quarter 2014 Conference Call
Date:	Monday, June 30, 2014
Time:	8:30 am Eastern Time, US
Conference Line Dial-In (U.S.):	+1-845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 4006208038 China, Domestic: 8008190121
Conference ID:	64623766

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through July 8, 2014. To listen, please call +1-855-452-5696 within the United States or +1-646-254-3697 if calling internationally. Utilize the pass code 64623766 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://www.media-server.com/m/p/rxairs2g

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.

Feng Peng, Chief Financial Officer

Email: feng.peng@ossencorp.com

Phone: +86 (21) 6888-8886

Web: www.osseninnovation.com

Investor Relations

FCC Group LLC

Phone: +1-347-850-7098

Email: ir@ossencorp.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2014	2013
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$762,242	$1,139,450
Restricted cash	25,683,669	31,783,670
Notes receivable – bank acceptance notes	4,867,601	2,421,581
Accounts receivable, net of allowance for doubtful accounts of $1,251,115 and $1,336,177 at March 31, 2014 and December 31,2013, respectively	44,208,748	48,200,076
Inventories	33,863,234	18,750,770
Advance to suppliers	54,426,353	50,614,815
Other current assets	2,633,153	3,447,886
Notes receivable from related party – bank acceptance notes	-	12,915,099
Total Current Assets	166,445,000	169,273,347
Property, plant and equipment, net	8,141,594	8,458,121
Land use rights, net	4,294,538	4,297,849
TOTAL ASSETS	$178,881,132	$182,029,317

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2014	2013
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$43,459,566	$50,990,427
Short-term bank loans	29,043,354	27,283,147
Accounts payable	347,889	503,944
Customer deposits	4,970,260	2,908,271
Income tax payable	409,198	232,541
Other payables and accrued expenses	937,303	1,549,748
Due to related party	95,633	16,911
Due to shareholder	100,000	50,000
Total Current Liabilities	79,363,203	83,534,989
TOTAL LIABILITIES	79,363,203	83,534,989

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,901,959 shares outstanding as of March 31, 2014 and December 31, 2013, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	4,680,101	4,615,699
Retained earnings	41,936,309	41,518,259
Treasury stock, at cost: 98,041 shares as of March 31, 2014 and December 31, 2013, respectively	(96,608)	(96,608)
Accumulated other comprehensive income	8,141,882	7,646,562
TOTAL SHAREHOLDERS’ EQUITY	88,833,139	87,855,367
Non-controlling interest	10,684,790	10,638,961
TOTAL EQUITY	99,517,929	98,494,328
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$178,881,132	$182,029,317

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31,
	2014	2013

REVEUNUES	$28,036,908	$14,592,753
COST OF GOODS SOLD	25,392,916	12,900,737
GROSS PROFIT	2,643,992	1,692,016
Selling expenses	108,438	44,075
General and administrative expenses	1,339,531	602,707
Total Operating Expenses	1,447,969	646,782

INCOME FROM OPERATIONS	1,196,023	1,045,234
Financial expenses, net	(700,735)	(904,173)
Other income, net	168,265	44,391
INCOME BEFORE INCOME TAX	663,553	185,452
INCOME TAX	(135,272)	(85,270)
NET INCOME	528,281	100,182
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	45,829	26,143
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	482,452	74,039
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	495,320	510,447
TOTAL OTHER COMPREHENSIVE INCOME	495,320	510,447
COMPREHENSIVE INCOME	$977,772	$584,486

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.02	$0.004
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,901,959	19,901,959

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(Unaudited)

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
						Accumulated
	Ordinary Shares				Additional	Other			Non
	$0.01 Par Value		Treasury Stock		Paid-in	Comprehensive	Statutory	Retained	Controlling
	Shares	Amount	Shares	Amount	Capital	Income	Reserve	Earnings	Interest	Total
Balance at December 31, 2013	20,000,000	200,000	(98,041)	(96,608)	33,971,455	7,646,562	4,615,699	41,518,259	10,638,961	98,494,328
Net income	-	-	-	-	-	-	-	482,452	45,829	528,281
Transfer to statutory reserve	-	-	-	-	-	-	64,402	(64,402)	-	-
Foreign currency translation adjustment	-	-	-	-	-	495,320	-	-	-	495,320
Balance at March 31, 2014	20,000,000	$200,000	(98,041)	$(96,608)	$33,971,455	$8,141,882	$4,680,101	$41,936,309	$10,684,790	$99,517,929

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$528,281	$100,182
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	388,213	384,490
Share-based compensation expense		-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	3,991,328	7,598,791
Inventories	(15,112,464)	(6,346,785)
Advance to suppliers	(3,811,538)	5,061,431
Other current assets	814,733	39,668
Notes receivable - bank acceptance notes	(2,446,020)	394,079
Notes receivable from related party - bank acceptance notes	12,915,099	1,830,208
Accounts receivable from related party	-	(2,625,082)
Increase (Decrease) In:
Accounts payable	(156,056)	25,822
Customer deposits	2,061,988	3,259,299
Income tax payable	176,656	(337,907)
Other payables and accrued expenses	(612,444)	(297,020)
Due to related party	78,722	-
Due to shareholder	50,000	-
Net cash provided by/(used in) operating activities	(1,133,502)	9,087,176

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(1,150)	(12,671)
Net cash used in investing activities	(1,150)	(12,671)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2014	2013
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	6,100,001	6,561,343
Proceeds from short-term bank loans	8,336,466	6,049,607
Repayments of short-term bank loans	(6,701,865)	(12,177,826)
Proceeds from notes payable-bank acceptance notes	15,365,252	14,487,216
Repayment of notes payable-bank acceptance notes	(23,211,338)	(22,765,625)
Net cash used in financing activities	(111,484)	(7,845,285)

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(1,246,136)	1,229,220
Effect of exchange rate changes on cash	868,927	879,543
Cash and cash equivalents at beginning of period	1,139,451	1,996,764
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$762,242	$4,105,527

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$241,679	$389,179
Interest paid	$572,627	$899,973
Non-cash transactions:
Appropriation to statutory reserve	$64,402	$45,706